NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

940-367-6154

April 19, 2022

Erin Donahue

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transnational Group, Inc.
Amendment No. 2 to
Offering Statement on Form 1-A
Filed April 5, 2022
Commission File No. 024-11775

Dear Ms. Donahue:

This is in response to the letter of comment of the Staff dated April 19, 2022, relating to the captioned Offering Statement on Form 1-A of Transnational Group, Inc. (the “Company”). The comments of the Staff are addressed below, seriatim:

Form 1-A filed April 5, 2022

General

1.	We note your response to prior comment 8. However, we are unable to find the revised Subscription Agreement as an exhibit. Please file the revised Subscription Agreement as an exhibit to your offering statement.

Please be advised that the revised Subscription Agreement is now included as Exhibit 4.1.

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2.	We note that you did not respond to prior comment 7. We reissue our comment.

For reference, prior comments 7 and 8 are reproduced below:

7.	We note that the Subscription Agreement contains a jury trial waiver provision. Please revise your disclosure in the offering circular to address the following:

	•	Include a description of the provision in the Risk Factors section of the offering circular;

	•	Clearly state whether or not this provision applies to claims under federal securities laws. If so, please also state that investors cannot waive compliance with the federal securities laws and rules and regulations promulgated thereunder. If this provision is not intended to apply to federal securities law claims, ensure that the provision in your Subscription Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the federal securities laws.

	•	Highlight the material risks related to this provision, including the possibility of less favorable outcomes, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you.

	•	Clarify whether the provision applies to purchasers in secondary transaction.

8.	We note that your forum selection provision identifies state and federal courts sitting in Denver, Colorado as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please include appropriate risk factor disclosure.

Please be advised that Section 6 of the Subscription Agreement has been revised, to the effect that no risk factor disclosure would be warranted.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Transnational Group, Inc.

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